

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4720

May 9, 2018

Ross E. Jeffries, Jr.
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
Bank of America Corporate Center
100 North Tryon Street
Charlotte, NC 28255

     Re: **Bank of America Corporation
Registration Statement on Form S-3
Filed April 30, 2018
File No. 333-224523**

Dear Mr. Jeffries:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

     Sincerely,

     /s/ Era Anagnosti

     Era Anagnosti
     Legal Branch Chief
     Office of Financial Services